UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Judgment on Preliminary Issues in Shareholder Action

On May 14, 2026, Blue Gold Limited (“Blue Gold” or the “Company”) announced that the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) issued its judgment on three preliminary issues (the “Judgment”) relating to the hearing held on November 20 and 21, 2025 by the Court in connection with the originating summons filed on July 28, 2025 by RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”). The Court (i) determined that, on a proper construction of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), the Plaintiffs’ Class A ordinary shares are Unrestricted Shares (as defined by the Articles), (ii) clarified the composition of the class of shareholders whose consent is required under Article 30 of the Articles in order to effect the proposed amendment to the Articles (the “Class”), such that the Plaintiffs and their affiliates constitute a majority of the Class, and (iii) held that the Company cannot validly proceed to a vote on the extraordinary general meeting (the “EGM”) resolution relating to the clarification of the definitions of Unrestricted Shares and Restricted Shares (as defined in the Articles) until consent is validly obtained from a majority of the Class.

The Court ordered that the existing interim injunction, which prevents the Company from proceeding with any EGM to alter the relevant rights of the Class under the Articles, must continue until trial or further order. In return for the continuation of the injunction, the Court directed the Plaintiffs to provide fortification of their undertakings as to damages, with the amount of such fortification to be determined.

The Judgment addresses preliminary issues only, and several substantive matters remain to be determined at trial, including claims for damages, the Company’s counterclaim for rectification of its share register, and certain other questions reserved from the preliminary issues. The Company is considering all available legal options, including any appeal or stay of the Judgment.

The foregoing description of the Judgment is not intended to be complete and is qualified in its entirety by reference to the Judgment, a copy of which is available on the Cayman Islands public record.

Other Events

On May 15, 2026, the Company issued a press release announcing the Judgment. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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